June 7, 2013

Mr. Larry Spirgel
Assistant Director
Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3720
100 F Street, N.E.
Washington, D.C.  20549-0306

Re:	Cablevision Systems Corporation
Form 10-K for the fiscal year ended December 31, 2012
File No. 001-14764
Filed February 28, 2013

Dear Mr. Spirgel:

We are in receipt of your letter dated May 30, 2013 (the "Comment Letter") with respect to the Annual Report on Form 10-K for the fiscal year ended December 31, 2012 of Cablevision Systems Corporation ("Cablevision" or the "Company") filed on February 28, 2013 (the "2012 Form 10-K").  This letter sets forth the Company's response to the Staff's comment contained in the Comment Letter.

We have repeated the Staff's comment below to facilitate your review.

Form 10-K for the Year Ended December 31, 2012

General

1.           We note that you have filed a joint Form 10-K with CSC Holdings LLC that includes financial statements of each entity and combined footnotes.  Please tell us the reason for filing a joint Form 10-K.

Cablevision is a Delaware corporation, which was organized in 1997.  Cablevision owns all of the outstanding membership interests in CSC Holdings, LLC ("CSC Holdings") and Cablevision has no operations independent of its wholly-owned CSC Holdings subsidiary, whose operating results and financial position are consolidated into Cablevision.  The differences between Cablevision and CSC Holdings' financial position and results of operations are nominal - they relate solely to Cablevision's outstanding equity and debt securities and associated income taxes and are clearly identified within the joint Form 10-K and the combined footnotes.  Funding for the debt service requirements of Cablevision's debt securities, dividend payments on its outstanding common stock as well as payments for stock repurchases have been provided by CSC Holdings, as permitted by the covenants governing CSC Holdings' credit facility and its debt securities.

Since Cablevision is a holding company with no operations independent of its wholly-owned CSC Holdings subsidiary, the consolidated financial statements and combined notes to the consolidated financial statements for Cablevision and CSC Holdings are essentially identical except for the items described above.  Additionally, non-financial disclosures of Cablevision and CSC Holdings are essentially identical.  Accordingly, the Company believes that utilization of a joint Form 10-K as well as a combined footnote presentation adds clarity and eliminates confusion.  A user of the joint Form 10-K is able to quickly ascertain the limited differences between Cablevision and CSC Holdings without having to refer to two separate filings (for example, see "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations - CSC Holdings, LLC" in the joint Form 10-K (describing the differences between the consolidated statements of income of Cablevision and CSC Holdings) and Note 10 of the combined notes to the consolidated financial statements (separately describing the notes and debentures issued by Cablevision and by CSC Holdings)).  Furthermore all relevant information required pursuant to Form 10-K, Regulation S-K, U.S. generally accepted accounting principles and Regulation S-X is provided in the joint Form 10-K and combined footnotes.

In responding to the Staff's comments, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Company's filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or require any additional information, please call the undersigned at (516) 803-7007.

Very truly yours,

/s/ Gregg G. Seibert

Gregg G. Seibert
Vice Chairman and Chief Financial Officer

cc:	Michael Henderson
Ivette Leon
(Securities and Exchange Commission)

Vice Admiral John R. Ryan USN (Ret.)
(Audit Committee Chairman)

Victoria M. Mink
(Senior Vice President, Controller and Principal Accounting Officer)

Victoria D. Salhus
(Senior Vice President, Deputy General Counsel and Secretary)

John P. Mead
(Sullivan & Cromwell LLP)

Patrick G. Edgar
(KPMG LLP)